11016546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri (212) 651-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

by [signature]
Signature

Managing Director
Title

Kronemer Barry Jacob
Notary Public, State of NY
No. 02KR6089598
Qualified in New York County
Commission Exp. 5/1/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

JANE STREET CAPITAL, LLC

(a wholly-owned subsidiary of Jane Street Holding, LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

CONTENTS
December 31, 2010

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Jane Street Capital, LLC (the "Company") (a wholly-owned subsidiary of Jane Street Holding, LLC) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Capital, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP
New York, New York
February 28, 2011

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	121,973
Securities owned, at fair value:		
Equities		4,384,481,971
Options		20,804,843
Corporate bonds		43,179,872
Municipal bonds		71,241,674
Government bonds		468,177
Foreign sovereign bonds		9,048,987
Physical commodities		9,268,247
Due from brokers		755,989,318
Due from affiliates		18,034,154
Fixed assets (net of accumulated depreciation of $19,736,342)		23,134,646
Other assets		3,865,550
Total assets	$	5,339,639,412
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities sold, not yet purchased, at fair value:		
Equities	$	4,527,060,798
Options		12,833,105
Corporate bonds		39,350,434
Municipal bonds		12,195,956
Government bonds		18,883,983
Foreign sovereign bonds		12,234,713
Due to brokers		97,921,649
Due to Parent		2,731,534
Accrued expenses and other liabilities		14,948,639
Total liabilities		4,738,160,811
Member's equity		601,478,601
Total liabilities and member's equity	$	5,339,639,412

See Notes to Consolidated Statement of Financial Condition

1. Nature of operations

Jane Street Capital, LLC ("the Company"), a Delaware limited liability company, a wholly-owned subsidiary of Jane Street Holding, LLC (the "Parent"), is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, and trades for its own account and is a market maker on NYSE Arca, Inc. The Company is a member of the BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., Chicago Mercantile Exchange, Inc., NYSE Arca, Inc., NYSE Liffe U.S., LLC, EDGA Exchange, Inc., and EDGX Exchange, Inc. The Company's wholly owned and fully consolidated subsidiary, JSCC Limited ("JSCC"), is an unregulated firm that is incorporated in the Cayman Islands. The operations of JSCC are consolidated in this financial and all intercompany transactions and balances have been eliminated in consolidation.

2. Summary of significant accounting policies

Basis of Presentation

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of this consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual results could differ from these estimates.

Cash

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Generally, equity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2010. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold, not yet purchased, and are readily convertible into the underlying equity security and are traded on the OTC market are valued at the last available public sale price on the exchange of its origin. Furthermore, listed ADRs and the underlying equity security are valued at the last available ADR price on the exchange.

Generally, domestic options owned and domestic options sold, not yet purchased, are valued using the Options Clearing Corporation ("OCC") prices at December 31, 2010. These prices generally fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange prices at December 31, 2010.

Debt securities are generally valued using broker or dealer quotations or alternative pricing sources.

Municipal bonds are valued using executed transactions, market price quotations and pricing models.

Contracts for differences ("CFDs") are valued based on the underlying financial instruments of the CFDs.

Futures contracts traded on a national exchange are valued at the last reported sales price at December 31, 2010.

Forward foreign currency contracts are marked-to-market daily using foreign exchange rates supplied by a standard pricing source.

The Company records transactions in securities and the related revenues and expenses on a trade-date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income and dividend expense on securities owned and securities sold, not yet purchased, are recorded on the ex-dividend date.

Translation of Foreign Currencies

Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at rates of exchange on the date of valuation. Purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States federal, state and city income tax purposes; therefore, no tax provision has been made in the accompanying consolidated financial statement for United States federal, state and city income taxes.

The Company is responsible for paying taxes to the Japanese government, in connection with its branch office in Japan.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. The Company has not accrued any amounts related to the tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, software and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2010
Leasehold Improvements	Life of lease*	$ 16,174,093
Furniture	7	1,072,183
Equipment	5	22,946,450
Software	3	2,678,262
Total fixed assets		42,870,988
Less accumulated depreciation and amortization		19,736,342
Net fixed assets		$ 23,134,646

*See Note 11

The Company disposed of fixed assets with a net book value of $143,631, including accumulated depreciation of $281,225, for the year ended December 31, 2010.

New Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. The Company has adopted the related disclosures for the 2010 consolidated financial statement. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's consolidated financial statement.

3. Fair Value of Financial Instruments

As of December 31, 2010:

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities owned			
Equities			
Basic Materials	$ 417,179,431	$ 45,208,701	$ 462,388,132
Communications	251,391,490	31,621,069	283,012,559
Consumer, Cyclical	74,392,278	5,675,400	80,067,678
Consumer, Non-cyclical	322,435,794	56,039,710	378,475,504
Diversified	81,913	12,842	94,755
Energy	425,841,720	20,730,657	446,572,377
Financial	1,697,372,327	552,979,905	2,250,352,232
Government	256	-	256
Industrial	184,859,950	29,362,626	214,222,576
Technology	136,478,958	27,333,942	163,812,900
Utilities	103,855,451	1,627,551	105,483,002
Total Equities	3,613,889,568	770,592,403	4,384,481,971
Options			
Basic Materials	-	33,760	33,760
Communications	-	1,124,867	1,124,867
Consumer, Cyclical	-	1,416,506	1,416,506
Consumer, Non-cyclical	-	108,436	108,436
Energy	-	478,169	478,169
Financial	-	16,654,522	16,654,522
Industrial	-	74,571	74,571
Metals	266,550	-	266,550
Technology	-	623,815	623,815
Utilities	-	23,647	23,647
Total Options	266,550	20,538,293	20,804,843
Corporate bonds	11,309,885	31,869,987	43,179,872
Municipal bonds	-	71,241,674	71,241,674
Government bonds	-	468,177	468,177
Foreign sovereign bonds	-	9,048,987	9,048,987
Physical commodities	9,268,247	-	9,268,247
Total Securities owned:	$ 3,634,734,250	$ 903,759,521	$ 4,538,493,771

	Level 1	Level 2	Total
Derivative assets			
Futures contracts included in Due from brokers:	$ -	$ 12,899,931	$ 12,899,931
Contracts for differences included in Due to/from brokers:	-	2,899,497	2,899,497
Forwards contracts included in Due from brokers:	-	1,966,900	1,966,900
Total derivative assets	$ -	$ 17,766,328	$ 17,766,328

	Level 1	Fair Value Hierarchy Level 2	Total
Securities sold, not yet purchased			
Equities			
Basic Materials	$ 472,150,394	$ 1,625	$ 472,152,019
Communications	320,181,233	1,490,388	321,671,621
Consumer, Cyclical	90,836,602	6,203	90,842,805
Consumer, Non-cyclical	370,820,577	4,093,039	374,913,616
Diversified	143,389	-	143,389
Energy	528,600,889	4,007	528,604,896
Financial	2,135,002,274	159,950,255	2,294,952,529
Government	2,561	-	2,561
Industrial	184,851,390	13,031,183	197,882,573
Technology	126,041,124	221,470	126,262,594
Utilities	38,474,844	81,157,351	119,632,195
Total Equities	4,267,105,277	259,955,521	4,527,060,798
Options			
Basic Materials	-	284,806	284,806
Communications	-	917	917
Consumer, Cyclical	-	6,730	6,730
Consumer, Non-cyclical	-	3,939	3,939
Energy	-	281,552	281,552
Financial	-	11,966,795	11,966,795
Industrial	-	217,610	217,610
Technology	-	70,756	70,756
Total Options	-	12,833,105	12,833,105
Corporate bonds	29,329,207	10,021,227	39,350,434
Municipal bonds	-	12,195,956	12,195,956
Government bonds	27,978	18,856,005	18,883,983
Foreign sovereign bonds	-	12,234,713	12,234,713
Total Securities sold, not yet purchased:	$ 4,296,462,462	$ 326,096,527	$ 4,622,558,989

	Level 1	Level 2	Total
Derivative liabilities			
Futures contracts included in Due from brokers:	$ -	$ 26,853,298	$ 26,853,298
Contracts for differences included in Due to/from brokers:	-	3,272,693	3,272,693
Forwards contracts included in Due from brokers:	-	227,894,768	227,894,768
Total derivative liabilities	$ -	$ 258,020,759	$ 258,020,759

4. Due to and from brokers and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by four brokers. At December 31, 2010, the amounts reflected in Due from brokers are primarily from two brokers.

Amounts Due to and from brokers include cash, net amounts receivable and payable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments and foreign currency translation. Amounts due to broker have been offset against amounts due from the same broker where the right of offset exists.

The securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, Securities owned and Securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Consolidated Statement of Financial Condition (see Note 9).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

The Parent provides administrative services and pays payroll expenses on behalf of the Company. The approximate total net amount allocated from the Parent for the year ended December 31, 2010, is $62,761,864. This amount is reflected in the Due to Parent balance on the Consolidated Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates and has allocated to its affiliates certain costs related to the use of its fixed assets. The approximate total net amount allocated to affiliates for the year ended December 31, 2010, is $12,561,140. This amount is reflected in the Due from affiliates balance on the Consolidated Statement of Financial Condition.

6. Regulatory requirements

As a registered broker-dealer and member of NYSE Arca, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, or an amount based on market-maker activity, as defined. At December 31, 2010, the Company had net capital of $277,356,873, which exceeded the requirement of $1,178,679 by $276,178,194.

7. Summary financial data of subsidiary not consolidated in unaudited Form X-17a-5

As required by the Securities and Exchange Commission Rule 17a-5(d)(2), below is summary financial data for JSCC, a wholly-owned subsidiary which is not consolidated on the Company's unaudited Form X-17a-5:

Assets	
Due from broker	$ 2,945,648
Liabilities and member's equity	
Member's equity	$ 2,945,648

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

9. Derivative financial instruments

The Company's activities may include the purchase and sale of options, futures, forward currency contracts, CFDs and other similar derivatives. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. These contracts involve elements of market risk in excess of the amounts recognized in the Consolidated Statement of Financial Condition, in part because of the additional complexity and potential for leverage. All derivative positions are reported in the accompanying Consolidated Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the differences between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company may purchase and sell options on securities, currencies and commodities on national and international exchanges and over-the-counter markets. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and "cash" trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

The fair value of derivative financial instruments as of December 31, 2010 and the volume of these financial instruments for the year ended December 31, 2010 are as follows:

	Derivative Fair Value at December 31, 2010			Volume	
Derivative	Assets	Liabilities	Consolidated Statement of Financial Condition Line Item	Number of Underlying Securities	Number of Contracts
Indices - Options	$ -	$ -		140,000	
Indices - Futures	$ 5,989,120	$ 20,424,427	Due from brokers		5,050,702
Equities - Options	$ 20,538,293	$ 12,833,105	Securities owned; Securities sold, not yet purchased	656,862,200	
Equities - CFDs	$ 2,899,497	$ 3,272,693	Due to/from brokers	1,677,453,209	
Equities - Rights and Warrants	$ 74,141	$ 114,038	Securities owned; Securities sold, not yet purchased		49,973,610
Commodities - Options	$ 266,550	$ -	Securities owned	12,621,800	
Commodities - Futures	$ 6,818,186	$ 4,212,699	Due from brokers		793,241
Currencies - Futures	$ 92,625	$ 2,216,172	Due from brokers		282,057
Currencies - Forwards	$ 1,966,900	$ 227,894,768	Due from brokers		270

10. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market maker. A market maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk, at a time of large, volatile moves may be greater than that suggested by the positions on the Company's consolidated financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative financial instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect a small number of transactions in the "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The Company does not have an internal credit function which evaluates the creditworthiness of its counterparties. The ability of the Company to transact business with any one or number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Company.

The Company may trade "high yield" bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

11. Commitments

At December 31, 2010, the Company is obligated under two noncancelable operating leases for office space expiring at various times through May 2017. The leases contain provisions for escalations based on certain costs incurred by the lessors.

The combined future aggregate minimum rental commitments under the leases are as follows:

Year ending December 31,	
2011	$ 2,243,747
2012	2,229,339
2013	2,229,339
2014	2,229,339
2015	2,229,339
Thereafter	3,158,230
Total future commitments	$ 14,319,333

The Company allocates rent to its affiliates.

12. Subsequent Events

The Company had non-conforming capital contributions in January 2011 and February 2011 totaling $39,600,000. The Company also had non-conforming capital withdrawals in February 2011 totaling $35,000,000.